SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
SANTA FE GOLD CORPORATION
(Name of Issuer)

Common Stock, Par Value $.002 Per Share
(Title of Class of Securities)

80201E108
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Jeffrey A. Ott Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 17, 2011
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 4 Pages)

_______________________
*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 80201E108	SCHEDULE 13D/A	Page 2 of 4

1	NAMES OF REPORTING PERSONS Wayne Pirmann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

201,300
	8	SHARED VOTING POWER

97,220
	9	SOLE DISPOSITIVE POWER

201,300
	10	SHARED DISPOSITIVE POWER

97,220

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

298,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%
14	TYPE OF REPORTING PERSON

IA

CUSIP NO. 80201E108	SCHEDULE 13D/A	Page 3 of 4

Item 1.	Security and Issuer

          This schedule is related to the Common Stock, Par Value $.002 Per Share (the "Shares"), of Santa Fe Gold Corporation (the "Issuer"). The Issuer's principal executive offices are located at 1128 Pennsylvania NE, Suite 200, Albuquerque, New Mexico 87110.

Item 2.	Identity and Background

          The person filing this report is Wayne Pirmann. Mr. Pirmann, through Pirmann Financial Services, Incorporated, is a registered investment adviser. Mr. Pirmann has customers holding Shares in various accounts at Pirmann Financial Services, Incorporated. However, Mr. Pirmann cannot vote or dispose of any such Shares without specific direction from the customer. Mr. Pirmann disclaims beneficial ownership of the Shares held in accounts for his customers. Mr. Pirmann may be considered the beneficial owner of 298,520 Shares owned by him and his wife for their own accounts.

          Mr. Pirmann's business address is 2201 Auburn Road, Suite B, Auburn Hills, Michigan 48326. Mr. Pirmann's principal occupation is as a registered investment adviser through Pirmann Financial Services, Incorporated, which is located at the same business address as Mr. Pirmann.

          Mr. Pirmann is a United States citizen and has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Pirmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

          The source of the funds used to purchase the Shares were the personal funds of Mr. Pirmann.

Item 4.	Purpose of Transaction

          Mr. Pirmann purchased the Shares for investment purposes. Mr. Pirmann has no plans or proposals as of the date of this Amendment No. 1 that relate to any of the actions set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

          The total number of shares that Mr. Pirmann may be deemed to beneficially own is 298,520, which represents 0.3% of the issued and outstanding Shares of the Issuer. Of those Shares, Mr. Pirmann has sole voting authority over 201,300 Shares; shared voting authority over

CUSIP NO. 80201E108	SCHEDULE 13D/A	Page 4 of 4

97,220 Shares; sole dispositive authority over 201,300 Shares; and shared dispositive authority over 97,220 Shares.

          Mr. Pirmann has not engaged in any transactions in Shares during the last 60 days.

          No other person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          As of August 4, 2010, Mr. Pirmann signed a Termination Agreement with Sigma Planning Corporation terminating a Joint Filing Agreement between the parties dated December 21, 2009. Mr. Pirmann's deemed beneficial ownership of Shares was reduced below five percent of the class as a result of new contractual terms that require specific instructions from customers with respect to the voting or disposition of shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          As of August 4, 2010, Mr. Pirmann signed a Termination Agreement with Sigma Planning Corporation terminating a Joint Filing Agreement between the parties dated December 21, 2009. A copy of the Termination Agreement is filed as Exhibit 1 to this Amendment No. 1.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Termination Agreement.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2011

/s/ Wayne Pirmann
Wayne Pirmann